UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX
AGM Statement - dated 24 April 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 24, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 24, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

24 April 2014

Barclays PLC

ANNUAL GENERAL MEETING

Chairman's Statement

Ladies and gentlemen, good morning and welcome to Barclays' Annual General Meeting.

I'm delighted to see so many of you here today, and I was very pleased to have had the opportunity to speak to some of you in the foyer earlier. My board colleagues and I hope to speak to more of you later over lunch.  Unfortunately, Wendy Lucas-Bull was due to be with us today but her flight from South Africa was cancelled and she has had to send apologies.

There have been a number of board changes since the last AGM.   Chris Lucas and David Booth both retired from the Board during 2013 and I would like to thank them for their contribution and their services to Barclays.  Frits van Paasschen, Mike Ashley, Wendy Lucas-Bull and Steve Thieke have joined the Board as non-executive Directors and Tushar Morzaria joined the Board as Group Finance Director last October.  We also recently announced the appointment of Crawford Gillies to the Board.  Crawford will join us with effect from 1 May.

At this point I want also to acknowledge that Fulvio Conti and Simon Fraser will be retiring from the Board at the end of today's meeting.  They have served as directors for eight and five years respectively and have been highly valued members of your Board.  I want to thank them for the substantial contributions they have made, and wish them both well for the future.

I want to take a moment to thank all of you for your patience and loyalty.  Your Board and I are keenly aware that the last five years have not been an easy time to be a Barclays shareholder.  Your bank has not performed as you - or we - would wish.  Your Board and the executive management of the bank are completely focussed on addressing that.  And in boosting your confidence in the company and in our capacity to improve your dividend.

I believe that 2013 was a pivotal year in that process. But there have been challenges of course - as we expected - and I will address these. But there has also been significant progress.

In taking stock today, we need to do so against the context of the difficult condition of your bank in the summer of 2012 when Antony and I respectively became chief executive and chairman.  A large part of the previous senior management team had departed and the bank's reputation had fallen to probably the lowest point in its history.  Today we have a strong board and management team, and while we have much still to do, we are making solid headway.
Your bank has several outstanding businesses, delivering strong performance.  Antony Jenkins will refer to these in a moment.  There has been impressive progress in embedding Barclays' new purpose and values throughout the bank.  All 140,000 employees have participated in substantive sessions where they debated interactively how to apply Barclays' values in their day to day work.  The new code of conduct and balanced scorecard, ensuring that we assess our performance in the light of our values, have been embedded across the whole company from top to bottom. This has been a huge undertaking by and for the leadership of the bank and it has made very significant progress.

Today Barclays is doing business in the right way.  I am pleased to be able to remind you that when Anthony Salz published his recommendations in April of last year, we were able to report that most of them had already then been implemented.

Let me identify just two specific but quite different areas of solid progress. First, we have continued to increase our lending while total bank lending from all banks to business has fallen- and we were the first bank to pre-approve overdraft facilities and loans for smaller business customers so that they know funding is available as and when they need it.  For smaller businesses, arguably the lifeblood of the economy here in the UK, we have launched key products including online services to allow customers to track the status of business lending applications and a package of tools to help small businesses export for the first time with confidence.  We support start-ups in a significant way and in 2013 supported 120,000 start-ups - the highest full year volume since 1988.  Relationship banking remains at the heart of our offering and we have 1,700 business relationship managers with the power to make local lending decisions immediately.

Second, we have committed to publish data on complaints on a quarterly basis - substantially more frequently than required by our regulator.    To give this context, as against more than half a million transactions a day executed in 2013, these generated on average only 41 complaints per day.  But while we have reduced complaints by 21% in the last year, the board and the executive are dissatisfied that complaints are too high.  We are working hard to bring them down further.

Alongside this solid progress in embedding the bank's purposes and values, there have also been real challenges in 2013.  The need to raise capital was not welcome.  I want to thank you for your support, which helped to ensure that the rights issue process was the success that we saw.  The end result of course is that your bank now finds itself in a much stronger capital and leverage position.  And I am pleased to be able to say in this context we feel that the bank's relationships with all of our principal regulators are now on a much more constructive basis than appeared to be the case 12-18 months ago.

On remuneration too we have faced difficult decisions and I know that many of you will want to pose questions to us on pay at this meeting.  I want to say, emphatically, that I very well understand concerns that have been strongly expressed both by shareholders directly and through the media.  The decision on pay this year was among the hardest that we have had to take.  Your board and I strongly believe that there should be a rebalancing in favour of shareholders.  Management is there to serve the interests of shareholders, not the other way round.  And yet, bonuses paid in the investment bank appeared to go up, while overall performance was disappointing.  Bonuses up, profits down. Not a headline we would have chosen.  To a very large extent this was because we did not experience last year the need to impose penalties on the bonus pool that were so major a feature in 2012 in the wake of the unfortunate events around LIBOR.  Setting the 2012 experience of very large bonus penalties alongside the very welcome 2013 experience of much smaller penalties inevitably distorted the overall picture. If the effect of the penalties in these two years is excluded, the gross bonus pot for the group in 2013 actually fell by 18% rather than rising by the net amount of 10% on which so much criticism has understandably focussed.  We did not pay large bonuses to poorly performing parts of the investment bank. In many areas - appropriately - bonus payments went down.  Nonetheless, it is the case that your board and I made the decision to pay substantial bonuses.  That was not because we are moving away from our ambition to rebalance rewards in favour of shareholders.  I can assure you that we are not.  The bonus pool of the investment bank fell by almost a half from 2010 levels during 2011 and 2012.

But we were faced last year, 2013, with a situation in which we were losing people who were crucial to the future of the investment bank in an extremely competitive environment in which total pay in some parts of the major US investment banks rose by 15% or more.  Our resignation rate for senior employees in the US almost doubled in 2013.  We saw significantly higher numbers of high quality people we wanted to recruit turning down our offers.  In this situation, where there is a genuine threat to the health of the franchise, our duty of care is to protect value for shareholders.  The challenge was the need for damage limitation and franchise protection.

The Companies Act is clear on this point. The statutory role of your board - and I quote - is to "promote the success of the company for the benefit of its members as a whole".  That was the test we applied when we considered this most difficult of decisions. We took our decision on bonuses in the firm belief that it was in the best long-term interests of shareholders to protect key franchises in the bank through this difficult phase of transition.  Despite all the reservations that have been expressed, I remain confident in my view that we took the right decision.

As we announced earlier this month, there will be a full presentation of a strategic review on the 8th of May.  A core parameter for the intensive review of strategy for the bank that we are now close to concluding is that the investment bank has to deliver on a sustainable basis the performance and returns profile which our shareholders rightly expect.  On this basis your board and I do not intend or expect to face again a similar set of circumstances that led to the very difficult decisions we had to take last year.

We always knew that there would be challenges in a transformation on this scale.  And that achieving our ambitions would require calm, determination and focus on the objective we have set: to ensure that Barclays delivers sustainable returns and growth over the long term.  With explicit assurance that this is your board's clear priority, I will hand over now to Antony Jenkins for the Chief Executive's report.

Chief Executive's statement

Thank you Chairman.  A year ago I spoke to you at a point when our business had been at a very low ebb indeed.  It was a tough time to be at Barclays for many of my colleagues.  I am grateful to them for sticking with us.  And it was a tough time to be a Barclays shareholder also. I am grateful to you for sticking with us too.

I outlined then our plan to restore the reputation and performance of Barclays; to become the 'Go-To' bank and deliver a sustainable return on equity above the cost of equity, by focussing on areas where we have scale and competitive advantage.  My objectives are unchanged: a Barclays that delivers sustainable performance - reflected in the dividend - in the right way.  I argued then that our industry was in the midst of a major structural shift, in which we could no longer rely on GDP growth, leverage and deregulation to drive growth.  That cost was the strategic battleground and meeting rising client and customer expectations the new determinant of success. I also argued that it was not possible to achieve good performance without the right values.  I still believe that.

And in the last year we have made important progress.  Barclays now feels like a very different place.   I am proud of the way my 140,000 colleagues across the bank have embraced our new purpose and values and risen to the challenge of embedding them across the organisation.  I know too that many of our shareholders are former Barclays employees, a fact of which I am very proud.  I know from my conversations how important this part of the work we are undertaking is to those of you who spent many years in this business and still care deeply about its standing.

The long and proud heritage of this organisation was brought home to me powerfully when I was in Manchester last month and I took the opportunity to visit our archives.  Seeing a CV submitted in 1911, or the historic signage of the many institutions which have formed the modern Barclays were extraordinary glimpses into our past, and a huge privilege.  But I was most struck by the range of artefacts, from the correspondence of the founders to those from the branches of the 1980s where I began my working life. Next year we will celebrate our 325th anniversary and our history powerfully communicates the strength and depth of the values that underpin this institution.  I am completely committed to restoring them to the heart of Barclays.

Our purpose - helping people achieve their ambitions in the right way - and our values - respect, integrity, service, excellence and stewardship - are now part of everyday life at Barclays.  In 2013, all of our Managing Directors' performance was formally assessed to ensure that they have lived up to our purpose and values in their work, and this will apply to all colleagues in 2014.

As the Chairman said, Barclays is now in a strong capital and leverage position earlier than we had anticipated.  And I want to add my thanks to those of the Chairman for your support in achieving that.

And we have made strong progress in planned business exits and run-downs, taking out half of the exit-quadrant risk weighted assets - reducing capital - identified in Transform, in an orderly way.  Most importantly, Barclays has a number of outstanding businesses, delivering strong performance and growth, and making positive progress on cost.

In the UK, our Retail and Business Banking continues to lead in its field, growing faster than the market in key products, including increasing our stock share of total mortgages. Income overall grew by 3% to £4.5 billion last year.  And the business continues to innovate: the pilot we have underway with Asda helps us offer services to customers where and when they want them.

Barclaycard continued to grow in all markets, with a net increase of nearly 3 million new customers in 2013. Adjusted profit before tax grew 2% to £1.5 billion, driven by UK and US card portfolios.  Barclaycard too continues to innovate for customers - working with Transport for London to allow contactless payment cards to be accepted for over 6.5 million bus journeys.

In our UK Corporate business, adjusted profit before tax grow 14% to £948 million in 2014.  No other bank achieved a higher rating from their corporate banking clients in the UK for overall customer satisfaction last year.

On a constant currency basis, income in Africa increased by 5% last year and profit before tax increased 25%, despite a challenging competitive environment.  Working with Barclaycard, Barclays Africa has launched a mobile payment device - the Pebble, while our leading foreign exchange programme BARX Africa allows clients to trade 40 currencies across our key African markets.

And in the Investment Bank too, while there have been challenges we have also seen strong performance.   Our equities business continues to outperform the market with income increasing 22% in 2013.  And last year, Barclays Investment Bank was the financial adviser and lead arranger on Verizon's acquisition of Vodafone's stake in Verizon Wireless for $130bn - the third largest M&A deal ever.  And we served as main underwriter and lead manager on Verizon's subsequent record-breaking $49bn bond offering.

In terms of our more recent trading, we will update shareholders on our first quarter performance on the 6th of May but I want to share a few points with you. We have seen the benefits of being a diversified bank in the first quarter with the businesses outside the Investment Bank delivering a resilient performance, compared to the same period last year. In the Investment Bank, our Fixed Income, Currencies and Commodities (or FICC) business continued to face many of the challenges seen in the second half of 2013 with a significant year-on-year reduction in FICC income, reflecting difficult market conditions and a strong comparative performance for Q1 last year. Our Equities and Advisory businesses performed broadly in-line with last year.  A number of actions are being taken to improve the performance of the Group, with our strategic cost management program starting to provide a material benefit across all businesses in the first quarter.  This has helped to provide an offset to the income performance in FICC and, compared to Q1 of the prior year, is expected to result in a small reduction in adjusted profit before tax for the Group. On the 8th of May we will update the market on further actions we are taking to better position both the Group and the Investment Bank to deliver improved and sustainable returns for our shareholders given the regulatory and operating environment.

In the midst of the major transformation we are going through at Barclays, it can be easy to lose sight of the quality, commitment and innovation that is the everyday reality across our businesses, based on the hard work and dedication of my colleagues throughout the bank.  Let me give you a couple of examples.

Digital channels are transforming our business.  Barclays has always taken a lead in using technological innovation to improve service for customers, and this year is no exception, from our online and mobile banking platforms to our mobile payments app Pingit.  Customer demand is driving this change of course.  Around half of our consumer lending last month was transacted without customers visiting a branch.  More than half of our small business customers regularly use mobile banking.  And adoption of digital is not age specific - in fact older people are increasingly using digital channels to do their banking.  But we know that for some of our customers, the transition to this new world can be challenging. So we have established dedicated teams of 'Digital Eagles' who work with our customers to build confidence with digital channels when they visit our branches and a programme developed with Age UK directly addresses our older customers.  This isn't just about how to access online bank accounts.  Our volunteers support our customers to get confident across the internet, from Skype to price comparison sites.

I'm very proud too of our commitment to support young people.  We launched our Barclays apprenticeships programme exactly two years ago to give young people, particularly those not in education, employment or training, a route into our business.  Our apprentices are given dedicated support, a full salary from day one and the opportunity to retake their Maths and English GCSEs while they work.  Every apprentice is guaranteed a full time job if they complete the twelve month programme.  So far over 1,000 young people have been employed across the bank and I am committed to increasing this to two thousand by the end of the year.  You may have met some of our apprentices, before this session. If you didn't, I would encourage you to speak with them afterwards.  These are the businesses and the people who are the heart of Barclays, and I am immensely proud of them.  This is what I mean when I talk about a socially useful bank.

But we are not complacent.  I am impatient to deliver the performance, and the dividend, you deserve - sustainable, predictable performance though the whole cycle.  I am impatient to drive forward our cost reduction programme.  And I am impatient to see growth across the Group. Of course, we face significant challenges.  I said at the time of Transform that progress would not be uniform or linear in a programme of this scale and ambition.

On the 8th of May I will be outlining the next phase of our strategy to achieve our ambition for Barclays: to deliver sustainable returns and growth in the right way.   It would not be right to pre-empt the work on that, which we are completing at the moment, but I do want to share with you some of the key questions that we have set ourselves as we have further developed our strategy:

• How do we respond to regulatory and economic shifts that are having a profound impact on the profitability of some parts of our business?
• How can we best organise the Group to maximise saving and synergies, and also make it much simpler for you to assess?
• What businesses should we focus on to deliver sustainable returns and growth?
• And, of course, what is the right shape and size for the investment bank?

I hope that you will understand that it is very difficult for me to say more until we finalise our conclusions and announce them on May 8th.  But I do want to be very clear now on one aspect of our thinking: The future for Barclays will be as a strong, focussed, international bank.  And the investment bank will be an important part of that mix.  A strong investment bank in Barclays is good for the business, good for shareholders, and good for Britain.

But the Barclays of the future will also be much simpler, much more balanced, and much more focussed.  It will be focussed only on those areas of our business where we can make the returns you, our investors, demand.  Our capital and our investment will be deployed where we want to grow.  So for example, we announced this week that we are completely re-focusing our commodities business.   We will cease to trade physical commodities, such as agriculturals, with our clients.  This is illustrative of the kind of business we will exit where we cannot make the returns you deserve.  The Barclays of the future will behave in the right way - and it will deliver performance in the right way.  It will be a bank you can be proud of - one that lives our values of respect, integrity, service, excellence and stewardship - and one that will reward your support financially.

These are major challenges.  We have much to do in 2014.  But we begin from a strong foundation, and this year we will see the benefits of the work we undertook in 2013 to reposition Barclays to respond to the structural changes we are seeing in our environment - and win.  The progress we have made so far gives us the confidence to go further and faster in many areas.  This is a time for resolve and an unwavering determination to build the Barclays you deserve.  That is my complete focus, and that of my colleagues.  I look forward to presenting our plans in more detail soon and to keeping you closely updated on our progress.

Thank you.

-Ends-
For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)20 7116 5752	+44 (0)20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays PLC's and its subsidiaries' (the Group) plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.